INNUITY, INC.
8644 154th Avenue NE
Redmond, Washington 98052
July 17, 2008
Mr. David Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Innuity, Inc. Preliminary Proxy Statement of Schedule 14A (the “Proxy Statement”) Filed June 27, 2008 File No. 000-29129
Dear Mr. Orlic:
     This letter is submitted on behalf of Innuity, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated July 2, 2008, with respect to the above referenced filing. For ease of reference, the staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter.
Proposal No. 2, Approval of our Reincorporation from Utah to Washington, page 7
1.	You disclose that following the proposed reincorporation merger, the registrant will have a new charter and bylaws that contain provisions that differ from your current charter and bylaws. For example, it appears that the proposed charter provides for up to 10,000,000 authorized shares of preferred stock, whereas the current charter does not provide for any authorized shares of preferred stock. We note that the merger and the new charter and bylaw provisions are currently presented in a single proposal both in the body of your filing and the form of proxy. Consider revising your filing to present certain of the new charter and bylaw provisions separately, and to provide separate boxes on the form of proxy for shareholders to specify a choice between approval, disapproval or abstention with respect to such provisions. In the event that you conclude that it is not necessary to present any provisions of the proposed new charter and bylaws separately, please tell us why. Refer to Rule 14a-4(a)(3) and 14(b)(1) under the Securities Exchange Act of 1934 and the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).
     The Company respectfully advises the staff that it has revised its proposed new charter to remove any references to the authorization of preferred stock and has made all necessary conforming changes to the Proxy Statement. Following the deletion of the preferred stock authorization from the Company’s proposed new charter, the Company respectfully submits that the proposed new charter is substantially similar in all material respects to the Company’s current charter. Relatedly, the Company’s proposed new bylaws are substantially similar in all material respects to the Company’s current bylaws. Due to the lack of material differences between the Company’s proposed new and current charters and bylaws, the Company believes it is unnecessary to further separate into individual proposals the description of the reincorporation merger and the descriptions of the new charter and new bylaws under Rule 14a-4(a)(3) and 14(b)(1) of the Securities Exchange Act of 1934 and the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).
     The Company further respectfully submits that it has revised the form of proxy to provide the Company’s shareholders the opportunity to specify a choice between approval, disapproval or abstention with respect to each proposal contained in the Proxy Statement.
2.	Please disclose any anti-takeover implications of changes to your charter, bylaws and/or new governing law that will result from the proposed reincorporation merger, including the authorization of shares of preferred stock. See Securities Exchange Act Release No. 34-15230. With respect to the authorization of preferred stock, for example, you should inform holders that management might use shares of the newly-authorized preferred stock to resist or frustrate a third-party transaction, for instance, by diluting the stock ownership of persons seeking to obtain control of the company. In addition, ensure that your filing otherwise addresses the purpose and general effect on your shareholders of each proposed material change to your charter or bylaws.
     As noted in the Company’s response to Comment No. 1 above, the Company has revised its proposed new charter to remove authorized preferred stock and has made conforming changes to the Proxy Statement. The Company respectfully submits that there are no additional material differences between the Company’s proposed new charter and bylaws and the Company’s current charter and bylaws. The Company further respectfully submits that the Company has accurately disclosed in the Proxy Statement the implications of changes to the Company’s governing law that will result from the reincorporation merger, including any anti-takeover implications of the new governing law in the section of the Proxy Statement titled “Significant Differences Between the Corporate Laws of Utah and Washington – Restrictions on Business Combinations.”

3.	Please tell us whether you have any plans, proposals or arrangements for the issuance of the shares that will result from the proposed authorization of preferred stock. If you have no such plans, proposals or arrangements, please make a statement to that effect in your filing.
     The Company has no plans, proposals or arrangements for the issuance of shares of preferred stock. As noted in the Company’s response to Comment No. 1 above, the Company has revised its proposed new charter to removed authorized preferred stock and has made conforming changes to the Proxy Statement. As a result, the Company respectfully submits that it is no longer necessary to make a statement to the effect that the Company has no such plans, proposals or arrangements in the Proxy Statement.
Proposal No. 3. Approval and Ratification of Sale of In Store Systems Business Line, page 13.
4.	Please tell us whether the sale of your In Store Systems business line represents the sale of all or any substantial part of your assets. If so, please tell us why you have not provided in your proxy filing all of the information for this transaction called for by Item 14 of Schedule 14A. Please also tell us your analysis under Utah law as to why shareholder approval was not required for this transaction.
     The Company informs the staff that the sale of its In Store Systems business line (the “Transaction”) did not represent a sale of all, or substantially all, of the Company’s assets.  In connection with its approval of the Transaction, the Company’s board of directors engaged independent advisors, including legal counsel, to assist it in its determination that the Transaction did not represent a sale of all, or substantially all, of the Company’s assets.  Section 16-10a-1202 of the Utah Revised Business Corporation Act (the “Utah Act”) provides that a Utah corporation must obtain shareholder approval of any transaction in which the corporation sells all, or substantially all, of the Company’s assets.  The Official Commentary to Section 16-10a-1202 of the Utah Act provides the following guidance, however, with respect to transactions involving the sale of less than all of the assets of a Utah corporation: “The sale of several distinct manufacturing lines while retaining one or more lines is normally not a sale of “all or substantially all” even though the lines being sold are substantial and constitute most of the corporation’s former business, so long as a significant fraction of the business is retained.”  Although the In Store Systems business line represented a significant component of the Company’s consolidated operations, upon the completion of the Transaction, the Company continued to own approximately 39% of its pre-Transaction assets and continued to operate multiple lines of business.  Accordingly, the Company does not believe the Transaction constituted the sale of all, or substantially all, of the Company’s assets.  Please note that, as currently described in the Proxy

Statement (under the section titled “Reasons for Shareholder Approval and Ratification”), the Company is not seeking shareholder ratification of the Transaction because the Transaction represented a sale of all, or substantially all, of the Company’s assets.  Instead, the Company is seeking shareholder ratification of the Transaction in connection with certain contractual provisions contained in Lockup and Voting Agreements between Radiant Systems, Inc., the purchaser in the Transaction, and certain shareholders of the Company.
Proposal No. 4. Approval of Amendment to Innuity, Inc. Amended and Restated 1999 Stock Option Plan, page 14.
5.	Please disclose any grants of awards that are contemplated to be made concurrent with the approval of the proposed amendment to your amended and restated stock option plan. In no such grants are contemplated, please make a clear statement in your proxy statement to that effect.
     The Company respectfully submits that no grants of awards are contemplated to be made concurrent with the approval of the proposed amendment to the Company’s amended and restated stock option plan. The Company has revised the Proxy Statement to include a statement to this effect.
Form of Proxy
6.	In addition to revisions made pursuant to comment 1 above, please revise your form of proxy generally to provide shareholders with the opportunity to specify by boxes a choice between approval, disapproval or abstention with respect to each proposal, other than the proposal relating to the election of directors. See Rule 14a-4(b)(1) of Schedule 14A.
     As noted in the Company’s response to Comment No. 1 above, the Company has revised the form of proxy to provide shareholders the opportunity to specify a choice between approval, disapproval or abstention with respect to each proposal contained in the Proxy Statement.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is (425) 968-0300, and my email is john@innuity.com.
Sincerely,
/s/John R. Wall
John R. Wall
Chief Executive Officer

cc:	Katherine Wray, U.S. Securities & Exchange Commission Linden N. Barney, Innuity, Inc. W. Michael Hutchings, Esq., DLA Piper US LLP

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